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                                January 20, 2006



United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



Attn: Ms. April Sifford                       Mr. Yong Choi
      Branch Chief                            Division of Corporation Finance
      Division of Corporation Finance         (mail stop 7010)
      (mail stop 7010)


      Re:      Apache Corporation
               Form 10-K for the year ended December 31, 2004
               Definitive 14A filed on March 28, 2005
               File No. 1-4300


Ladies and Gentlemen:

This letter provides our response to the comment contained in your letter of January 5, 2006. We believe that this response should answer the issues raised in you comment. Please let me know if you have follow up questions or need further clarification. My phone number is (713-296-6615).


                                        Respectfully,

                                        /s/ THOMAS L. MITCHELL

                                        Thomas L. Mitchell
                                        Vice President and Controller


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Apache Corporation
January 20, 2006
page 2


Form 10-K for the year ended December 31, 2004

Statement of Consolidated Cash Flows, page F-5

2. We note your response to the prior comment number two from our letter dated November 9, 2005. We believe a VPP obligation assumed in a business combination should be valued at fair value pursuant to paragraphs 35 and B99 of FASB Statement 141. The fair value would be the price a third party would require to assume that obligation alone, which would be the estimated cost to produce the VPP reserves plus a normal profit margin. Also, it is our view that the VPP is an obligation to provide the lifting "service". Therefore, as production occurs, or the service is provided, the reversal of the VPP liability should be to revenue and the cost of providing the service along with your share of the production costs should be reflected as lease operating expense on a gross basis. Please provide SAB 99 analysis to determine if any corrections would be material to years 2003, 2004 and 2005 and to future periods for the VPP obligations related to the BP and Shell acquisitions in 2003 and the Anadarko acquisition in 2004.

         SUPPLEMENTAL RESPONSE

         We agree with the staff's view that the VPP obligation assumed should be established at fair value pursuant to paragraphs 35 and B99 of Statement 141. As such, we recorded an obligation at fair value for the future lifting costs associated with delivering the VPP volumes and recorded that amount as a portion of the purchase price for the net properties acquired.

         Paragraphs 35 and B99, however, do not deal with accounting for settlement of the fair value obligation established. Based on the comment, it appears that the staff views the performance of our obligation as a revenue generating service. However, paying a portion of our purchase price by incurring costs to lift the VPP owner's volumes does not, in our opinion, represent a revenue generating service with an offset to lease operating expense. We are not in the business of providing such a service to generate revenue. We are in the business of acquiring properties, which properties in this instance were burdened by an obligation to lift the VPP volumes. The fair value of the lifting obligation was consideration in our transaction, was treated as such in our economic evaluation and was reflected as such in our property balance. We never held title to the VPP volumes and do not take title to them during the sales process. We simply deliver them to the VPP owner who sells them for their own account. The only income statement effect of this transaction relates to the depletion of the consideration in our property balance against the acquired volumes as they are produced.

         We believe that this situation is understood by analogy to the settlement of an asset retirement obligation assumed in a business combination. In the case of an abandonment obligation, for example, we have a legal requirement to abandon oil and gas properties at the end of their life. When we settle the obligation by abandoning the property, the costs incurred are simply a reduction of the asset retirement obligation previously recorded. It would be inappropriate to recognize revenue for this activity. Just as an asset retirement



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Apache Corporation
January 20, 2006
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         obligation assumed in an acquisition is a legal requirement to abandon oil and gas properties, a VPP assumed in an acquisition is a contractual legal obligation settled by incurring lifting costs. It would be equally inappropriate to recognize revenue for the activity of settling either of these similar obligations.

         At a recent SEC staff meeting in December 2005, the staff discussed the classification in the income statement of previously deferred revenue. The staff specifically referred to legal obligations to be performed that were assumed in connection with a business combination, as discussed in EITF Issue No. 01-3, "Accounting in a Business Combination for Deferred Revenue of an Acquiree." The staff reminded registrants to consider the characteristics of the ongoing activity to which the obligation relates in determining the appropriateness of the classification as either revenue or contra expense. The specific example cited was a registrant assuming an obligation to sell inventory of an acquired company. The guidance provided in this example was to reflect the sale of inventory as revenue. In the staff's example, the company has title to the inventory and must perform a service to transfer ownership to another party. We would agree that this represents a revenue generating activity. The key difference between this example and the VPP obligation is that we do not own title to the mineral rights or reserves in the ground. We are not turning an inventory item into a sale. The VPP obligation is a commitment to lift the volumes, and as stated above, the fundamental basis of this obligation is to incur a cost, not to perform a separate service.

         Under the staff's proposed accounting treatment, both our revenues and our operating expenses would be inflated and misleading to investors.

         As indicated in our previous response, there is considerable accounting literature supporting our accounting for this transaction. By grossing up the lifting costs in revenue, we would be in direct conflict with FASB Statement 19 which "establishes standards of financial accounting and reporting for the oil and gas producing activities of a business enterprise." This statement along with guidance in EITF 00-01 directs companies in the extractive industry to present only their proportionate share of the revenues and expenses associated with producing the oil and gas reserves. Settling the assumed liability through lease operating costs effectively prevents the income statement from being inflated with revenues and costs that are not related to our proportionate share of the services. Under our accounting treatment, lease operating expenses and oil and gas revenues relate only to our proportionate share of the oil and gas producing activity from the properties in which we own a mineral interest.

         Although we do not view this activity as a "service" generating revenue, nor are we aware of any accounting guidance supporting this view, if the staff's proposed treatment were adopted, the accounting treatment for such a service activity would be net under EITF 99-19. EITF 99-19, "Reporting Revenues Gross as a Principal versus Net as an Agent", provides that if a company performs a service as an agent or broker without assuming the risks and rewards of ownership of the goods, sales should be reported on a net basis. As stated above, Apache



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Apache Corporation
January 20, 2006
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         never owned these reserves nor do we ever take title to them. We are an agent in the terms of EITF 99-19, so even if this was reflected as a "service", the activities would be reported on a net basis. Further, Rule 4-10 (c)(6)(iv) of Regulation S-X, prohibits full cost companies from recognizing income associated with contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate. This would result in any "market premium" being reflected as an adjustment to the full cost pool, which effectively results in the same accounting presentation we are currently using.

         We understand your "lifting service" view. However, the economic substance of the transaction and authoritative literature (FASB Statement 141, FASB Statement 19, EITF 00-1, EITF 95-03 and by analogy FASB Statement 143) support our accounting treatment of this transaction. It is further clear to us under the authoritative guidance of EITF 99-19 that should you request that we reflect this transaction as a "lifting service," the accounting would not deviate from its current presentation in our public reporting. Finally, the past and future amortization of the obligation related to our Shell and Anadarko transactions (the BP transaction did not involve assumption of a VPP) is not significant as indicated below:

                  $5 million in 2003
                  $28 million in 2004
                  $49 million in 2005
                  $37 million in 2006
                  $25 million in 2007
                  $8 million in 2008